Exhibit (a)(5)(a)

For Immediate Release

Contact:	Craig Tooman
EVP, Finance and Chief
Financial Officer
908-541-8777

ENZON’S DEBT IS REDUCED BY $116 MILLION
--Debt converted into an additional 13.5 million shares--

BRIDGEWATER, NJ – March 8, 2010 – Enzon Pharmaceuticals, Inc. (Nasdaq: ENZN) today announced the results from the recent tender and increased conversion periods of the 4 percent convertible notes due in 2013.  As a result of the sale of the specialty pharmaceutical business on January 29, 2010, the Company was required to offer to repurchase for cash any and all of its convertible notes at face value. This offer expired on March 5, 2010 and no notes were tendered.

The sale of the specialty pharmaceutical business also triggered an increase in the conversion rate to 116.535 shares per $1,000 principal amount during the period January 29, 2010 to March 4, 2010.  During this period, $115.6 million principal amount was converted into approximately 13.5 million shares of the Company’s common stock.  The enhanced conversion period has expired and the original conversion rate of 104.712 shares per $1,000 principal amount of notes is again in effect.

Subsequent to the expiration of the increased conversion period and the repurchase period, the Company’s outstanding principal balance of the notes is now $134.5 million and the current  shares of common stock outstanding is approximately 58.5 million.  After the close of the specialty pharmaceutical business on January 29, 2010, the Company had approximately $500 million of cash and investments.

About Enzon
Enzon Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to developing important medicines for patients with cancer.  Enzon’s drug development programs utilize several cutting-edge approaches, including its industry-leading PEGylation technology platform and the Locked Nucleic Acid (LNA) technology.  Enzon receives a royalty revenue stream from licensing partnerships for other products developed using the proprietary PEGylation technology.  Further information about Enzon and this press release can be found on the Company’s web site at www.enzon.com.

Forward Looking Statements
There are forward-looking statements contained herein, which can be identified by the use of forward-looking terminology such as the words "believes," "expects," "may," "will," "should,” "potential," "anticipates," "plans" or "intends" and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from the future results, events or developments indicated in such forward-looking statements. Such factors include, but are not limited to: the timing, success and cost of clinical studies; the ability to obtain regulatory approval of products; market acceptance of, and continuing demand for, Enzon’s products and the impact of competitive products and pricing.  A more detailed discussion of these and other factors that could affect results is contained in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2008.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  No assurance can be given that the future results covered by the forward-looking statements will be achieved. All information in this press release is as of the date of this press release and Enzon does not intend to update this information.